# TULLETT PREBON FINANCIAL SERVICES LLC
## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2017

### Assets

| | | |
|---|---|---:|
| Cash | $ | 31,242,300 |
| Cash segregated under federal regulations | | 3,021,000 |
| Deposits with clearing organizations (cash of $3,018,500, and U.S. Treasury bills with a fair value of $11,406,400) | | 14,424,900 |
| Receivables from brokers or dealers and clearing organizations (net of allowance of $68,900) | | 31,892,200 |
| Accounts receivable (net of allowance of $459,800) | | 12,928,300 |
| Goodwill | | 10,361,100 |
| Trading memberships | | 1,225,800 |
| Other assets | | 401,800 |
| Due from affiliates | | 2,337,100 |
| Prepaid expenses | | 4,820,300 |
| Income tax receivable | | 2,600 |
| **TOTAL ASSETS** | $ | 112,657,400 |

### Liabilities and Member's Interest

#### Liabilities

| | | |
|---|---|---:|
| Payables to brokers or dealers and clearing organizations | $ | 23,389,500 |
| Accrued personnel costs | | 20,016,400 |
| Due to affiliates | | 2,801,700 |
| Accounts payable and accrued liabilities | | 2,540,400 |
| Payables to customers | | 1,484,600 |
| Total liabilities | | 50,232,600 |

#### Member's Interest

| | | |
|---|---|---:|
| Total member's interest | | 62,424,800 |
| **TOTAL LIABILITIES AND MEMBER'S INTEREST** | $ | 112,657,400 |

See notes to financial statements.